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                              August 11, 2023

       Desmond Shu Pei Huang
       Chief Financial Officer
       AGBA Group Holding Limited
       AGBA Tower
       68 Johnston Road
       Wan Chai, Hong Kong SAR

                                                        Re: AGBA Group Holding
Limited
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 8,
2023
                                                            File No. 333-271456

       Dear Desmond Shu Pei Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2023 letter.

       Amendment No. 2 to Form S-1 filed August 8, 2023

       General

   1. Your response to prior comment 1 indicates that you have removed the shares to be resold by TAG from your
registration statement. We note, however, that footnote 1 to your beneficial ownership
table at page 120 states that    TAG may sell up to 2,032,383 of its
                                                        AGBA Shares    under
the registration statement. Please remove this language. Further, while the prospectus
cover page no longer references the 10 million shares that TAG planned to resell, it
appears that the size of the resale offering decreased by fewer than 10 million shares. Please
revise the cover page and elsewhere, as appropriate, to address this apparent inconsistency.
 Desmond Shu Pei Huang
AGBA Group Holding Limited
August 11, 2023
Page 2

        You may contact John Stickel at 202-551-3324 or Christian Windsor, Legal Branch
Chief, at 202-551-3419 if you have any questions.



FirstName LastNameDesmond Shu Pei Huang                  Sincerely,
Comapany NameAGBA Group Holding Limited
                                                         Division of
Corporation Finance
August 11, 2023 Page 2                                   Office of Finance
FirstName LastName